Exhibit 99.1

DESCRIPTION OF COMMON STOCK

Air Products and Chemicals, Inc., a Delaware corporation (the “Company”), is authorized to issue up to 300,000,000 shares of common stock, par value $1.00 per share.

Dividend Rights

Holders of common stock are entitled to receive dividends, in cash, securities, or property, as may from time to time be declared by the Company’s board of directors, subject to the rights of the holders of the preferred stock.

Voting

Each holder of common stock is entitled to one vote per share on all matters requiring a vote of the stockholders.

Rights Upon Liquidation

In the event of the Company’s voluntary or involuntary liquidation, dissolution, or winding up, the holders of common stock will be entitled to share equally in the Company’s assets available for distribution after payment in full of all debts and after the holders of preferred stock have received their liquidation preferences in full.

Statutory Provisions

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits a defined set of transactions between a Delaware corporation, such as the Company, and an interested stockholder. An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term business combination is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•	the business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•

the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, the prohibitions do not apply to business combinations with persons who were stockholders before the Company became subject to Section 203.

Certificate of Incorporation and By-Law Provisions

Vacancies, and newly-created directorships resulting from any increase in the size of the Company’s board, may be filled by a majority vote of all remaining directors, even if the directors then on the board do not constitute a quorum or only one director is left in office. Furthermore, as of November 24, 2014, directors serving on the Company’s board can only be removed by stockholders for cause.

The Company’s Restated Certificate of Incorporation, as amended, divides the Company’s board into three classes of directors serving staggered, three-year terms. At the Company’s 2014 annual meeting of stockholders, the Company’s stockholders approved amendments to its Restated Certificate of Incorporation, as amended, that will phase out and eliminate the classified board to provide for the annual election of all directors. Starting with the Company’s 2017 annual meeting of stockholders, the Company’s board will cease to be classified and all directors at that meeting and each meeting thereafter will be elected for a term expiring at the next annual meeting. Additionally, once the board ceases to be classified in 2017, directors may be removed with or without cause.

These provisions, together with the provisions of Section 203 of the DGCL (as discussed above), could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to stockholders of the Company and of limiting any opportunity to realize premiums over prevailing market prices for the Company’s common stock in connection therewith. This could be the case notwithstanding that a majority of the stockholders of the Company might benefit from such a change in control or offer.

In addition, the Company’s By-laws contain a forum selection provision for the adjudication of certain disputes. Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL; or (d) any action asserting a claim governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of and consented to the forum selection provision of the Company’s By-laws.

Miscellaneous

Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.